Dear Inspirato management and Board of Directors:

We reviewed the revised offer provided by Exclusive Investments this morning to acquire 100% of the shares of Inspirato for $3.50 per share, a substantial premium to the current trading price.  We are disappointed to learn an offer of $3.50 per share was made while the Buyerlink transaction was in play and was not disclosed. We would be supportive of a transaction on these terms and we strongly believe Inspirato should take this proposal seriously and engage with Exclusive Investments to seek a transaction that is in the best interest of all stockholders of Inspirato.

Warm Regards,

Brad and Brent Handler